HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                  (303) 839-0061
--

Will Hart
                                October 24, 2011

Ajay Koduri
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   DNA Brands, Inc.
            Registration Statement on Form S-1
            File No. 333-176001

     This office represents DNA Brands, Inc. (the "Company). In response to the staff's comment received by letter dated October 3, 2011 the following disclosure has been added to page 43 of the registration statement (under the heading Rule 144) and to Part II, Item 15 of the registration statement:

     "On July 6, 2010 we issued 31,250,000 shares of our common stock to DNA Beverage Corporation in exchange for all of the assets of DNA Beverage. The 31,250,000 shares were held in trust until they were distributed to the shareholders of DNA Beverage in July 2011. Since it was always the intent that the 31,250,000 shares were to be eventually distributed to the shareholders of DNA Beverage, the flow of the shares from us to DNA Beverage, and finally to the shareholders of DNA Beverage, can be considered a single transaction.
Accordingly, we relied on the exemption provided by Section 4(2) of the Securities Act of 1933 in connection with the issuance of the shares to DNA Beverage and the subsequent distribution of the shares to the shareholders of DNA Beverage. After January 11, 2012 the shareholders of DNA Beverage may rely on Rule 144 in connection with any sale of these shares."

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                Very Truly Yours,

                                HART & TRINEN, L.L.P.

                                /s/ William Hart

                                William T. Hart